UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Amendment No. 1)

Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

CNL HEALTHCARE PROPERTIES, INC.

(Name of Subject Company (Issuer))

COMRIT INVESTMENTS 1, LIMITED PARTNERSHIP

COMRIT INVESTMENTS LTD.

(Bidders)

COMMON STOCK, $0.01 PAR VALUE PER SHARE

(Title of Class of Securities)

None or unknown

(CUSIP Number of Class of Securities)

Ziv Sapir

Comrit Investments 1, Limited Partnership

9 Ahad Ha’am Street

Tel Aviv, Israel 6129101

+ 972-3-519-9936

(Name, Address, and Telephone Number of

Person Authorized to Receive Notices and

Communications on Behalf of Filing Persons)

Copy to:

Amos W. Barclay

Holland & Hart LLP

1800 Broadway, Suite 300

Boulder, Colorado 80302

Phone: (303) 473-2700

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going private transaction subject to Rule 13e-3
☐	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

FINAL AMENDMENT TO TENDER OFFER

This Final Amendment to the Tender Offer Statement on Schedule TO relates to the offer (the “Offer”) by Comrit Investments 1, Limited Partnership (the “Purchaser”) to purchase up to up to 3,100,000 shares of common stock, par value $0.01 per share (the “Shares”), in CNL Healthcare Properties, Inc., the subject company, at a purchase price of $3.03 per Share, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated April 8, 2025, and the related Assignment Form.

The Offer resulted in the tender by shareholders, and acceptance for payment by the Purchaser, of a total of approximately 257,884 Shares. Following the purchase of all of the tendered Shares, the Purchaser will own an aggregate of approximately 5,977,936 Shares, or approximately 3.4% of the total outstanding Shares.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  June 9, 2025

Comrit Investments 1, Limited Partnership

By: Comrit Investments Ltd., its General Partner

By:	/s/ Ziv Sapir
Ziv Sapir
Chief Executive Officer

Comrit Investments Ltd.

By:	/s/ Ziv Sapir
Ziv Sapir
Chief Executive Officer